Exhibit 99.1

RBC announces changes to Group Executive Committee

•	Nadine Ahn to become Chief Financial Officer

•	Maria Douvas appointed Chief Legal Officer and will join Group Executive Committee

•	Neil McLaughlin, Group Head, Personal & Commercial Banking, to expand mandate to include RBC Ventures

TORONTO, September 17, 2021 — Royal Bank of Canada (RY on TSX and NYSE) today announced a number of key executive appointments that support the bank’s focus on accelerating its Purpose-led vision to be among the world’s most trusted and successful financial institutions.

Nadine Ahn, Senior Vice-President, Head of Investor Relations and RBC Capital Markets Finance, will become Chief Financial Officer effective November 1, 2021, taking over from Rod Bolger who will be leaving RBC after 10 years with the Bank. Mr. Bolger will work alongside Ms. Ahn as she transitions to CFO. Ms. Ahn will report to Mr. McKay and will join the Group Executive Committee.

“On behalf of RBC, I would like to recognize Rod for his many contributions as our CFO in further strengthening RBC’s financial foundation to support future growth, including helping to steer the bank through the COVID-19 crisis and advancing our Finance function in an evolving regulatory environment,” said Dave McKay, RBC’s President and Chief Executive Officer. “Rod has been a trusted advisor and valued partner to our Group Executive and across the bank over the past decade, and we wish him continued success in his future endeavours,” added Mr. McKay.

Ms. Ahn joined RBC in 1999 and has held progressively senior Finance roles, including in Corporate Treasury and in RBC Capital Markets Finance. In her current role, Ms. Ahn is Head of Investor Relations and also has global accountability for financial governance, control, valuations, and performance management for RBC Capital Markets. Ms. Ahn is a licensed Chartered Accountant and holds a Bachelor of Commerce from the University of Toronto.

“Nadine is a talented executive and strategic leader with deep finance and accounting expertise who will help us build on our strong momentum and continue to make important contributions to the success of our company” said Mr. McKay. “As Head of Investor Relations, she also brings a deep understanding of RBC’s global business strategies that position her well for the CFO role and will make her an outstanding addition to our Group Executive Committee,” said Mr. McKay.

Maria Douvas, Executive Vice-President and General Counsel, has been appointed Chief Legal Officer, effective immediately. Maria will report to Mr. McKay and will join the Group Executive Committee.

Ms. Douvas joined RBC in 2016 and has taken on increasingly senior roles, including as Global Head of Litigation and Employment Law and as U.S. General Counsel. Prior to joining RBC, Maria was a partner at a leading international law firm, and a federal prosecutor in the U.S. Attorney’s Office.

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“I’m pleased to welcome Maria to RBC’s Group Executive Committee. Maria is a proven leader and trusted advisor who brings global perspective and deep legal and regulatory expertise across our core markets. Her insights will continue to contribute meaningfully to our future as we navigate an increasingly complex operating environment,” said Mr. McKay.

Mike Dobbins, Group Head, RBC Ventures and Corporate Development, has decided to leave the Bank on November 1, 2021 after more than a decade at RBC.

“Over the years, Mike has had significant impact at RBC, including supporting the acquisition of City National Bank, driving the launch of RBC Ventures, and expanding RBC’s partnership strategy with many of Canada’s leading brands,” said Mr. McKay. “On behalf of RBC, I want to wish Mike all the best and thank him for his strategic counsel over the years and his many contributions that have positioned RBC for future success.”

Neil McLaughlin, Group Head, Personal & Commercial Banking, will assume responsibility for RBC Ventures, RBC’s differentiated strategy that goes beyond banking to create move value for clients. This change will enable RBC to further accelerate and scale RBC’s partnership strategy to reimagine the role the bank plays in our clients’ lives and to build on the current momentum of Ventures’ acquisition strategies for both consumers and small businesses, including creating new services for future growth.

Mr. McLaughlin will also assume responsibility for RBC Bank and Ms. Ahn will assume responsibility for Corporate Development as part of her mandate.

About RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 88,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank, and one of the largest in the world based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our 17 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

We are proud to support a broad range of community initiatives through donations, community investments and employee volunteer activities. See how at rbc.com/community-social-impact.

Media contact: Amy Cairncross, SVP, Communications

Investor Relations contact: Asim Imran, VP, Investor Relations